

07001736

5/16/07

TATES
ANGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 52353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/05 AND ENDING 3/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EZ Stocks Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

B PROCESSED
OCT 09 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 16 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 10/5

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey



REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

EZ STOCKS, INC.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2006

TABLE OF CONTENTS

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey



REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT

Board of Directors
EZ Stocks, Inc.

We have audited the accompanying balance sheet of EZ Stocks, Inc. as of March 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Stocks, Inc. at March 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Form X-17A-5 and computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

May 19, 2006

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

EZ STOCKS, INC.
Brookfield, Wisconsin

Balance Sheet
March 31, 2006

ASSETS

Current Assets:		
Cash and equivalents	$	35,111
Accounts receivable		28,319
Total current assets		63,430
Other Assets:		
Receivable - Parent company (net of an allowance for doubtful amounts of $91,256		--
Total assets	$	63,430

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	13,852
Stockholder's Equity:		
Common stock		125,000
Additional paid in capital		224,900
Retained earnings (deficit)		(300,322)
Total stockholder's equity		49,578
Total liabilities and stockholder's equity	$	63,430

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Income
For the Year Ended March 31, 2006

Income:		
Commissions	$	422,687
Expenses:		
Commissions/consulting fees		271,408
Payroll taxes		12,890
Telephone		14,860
Registration fees		6,619
Professional services		15,904
Rent expense		20,475
Sub account fees		38,518
Internet access		6,383
Other operating expenses		19,783
Total expenses		406,840
Income from operations		15,847
Other Income (Expense):		
Interest income		592
Allowance for uncollectible receivable - parent company		(91,256)
Total		(90,664)
Net loss	$	(74,817)

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2006

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, April 1, 2005	$ 125,000	$ 224,900	$ (225,505)	$ 124,395
Net loss	---	---	(74,817)	(74,817)
Balance, March 31, 2006	$ 125,000	$ 224,900	$ (300,322)	$ 49,578

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Cash Flows
For the Year Ended March 31, 2006

Cash Flows from Operating Activities:		
Net income	$	(74,817)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		74,620
Accounts payable and accrued payroll taxes		(7,335)
Net cash used by operating activities		(7,532)
Cash and equivalents, Beginning of year		42,643
Cash and equivalents, End of year	$	35,111

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2006

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on December 1, 1999. The Company is registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking, savings and clearing accounts.

Accounts Receivable

Accounts receivable are reported at the contract value. Based upon experience, an allowance for uncollectible accounts is not considered necessary.

Income Taxes

The Company has not yet filed federal or state income tax returns for the past five years. Upon filing these returns, the Company will have the following approximate net operating loss carryforwards:

Amount	Expiration Date
$ 35,000	March 31, 2023
1,000	March 31, 2024
1,000	March 31, 2025

The above carryforwards result in a deferred income tax asset of approximately $7,000. However, because the realization of the carryforwards is uncertain, a corresponding allowance has been recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006, the Company's net capital and required net capital were $49,578 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 28%.

3. Capital Stock

Capital stock consists of 9,000 authorized, 1,000 issued and outstanding no par value common stock shares.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2006
(Continued)

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2006. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Commitments

The Company has not filed federal or state income tax returns for the past five years and has not filed the required informational returns for commissions paid to consultants. The financial statements do not include any amounts for potential liabilities from not filing.

The Company has entered into an agreement with its president to defer a portion of his compensation until the Company is profitable. This amount cannot be reasonably estimated and therefore has not been recorded as a liability on the financial statements.

During the year, the NASD completed a compliance examination of the Company and has preliminarily determined that a number of issues need to be resolved. It is management's opinion that none of these issues will have a material effect on the Company's financial statements.

In addition, the Company leases office space under a lease that expires September 30, 2009. Future minimum lease payments are approximately as follows:

Year	Amount
2006	$ 21,700
2007	22,400
2008	23,100
2009	23,800

6. Related Party Transactions

The Company has entered into the following transactions with its parent company:

Receivable at March 31, 2006	$ 91,256

The receivable may be fully collectible only if the parent company is successful in its goal of raising additional capital. An allowance for uncollectible accounts has been recorded for a potential write-off, because the parent to date has been unsuccessful in raising additional capital.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES ... MAY ... 2007 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EZ Stocks, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Bishops Way, Suite 147
(No. and Street)

Brookfield, (City) Wisconsin (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

611 N. Broadway Street, Suite 300 (Address) Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel R Blumenschein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EZ Stocks Inc, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Comm Expire 10-12-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZ STOCKS, INC.
Brookfield, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2006

Net Capital Computation:	
Stockholder's equity at year end	$ 49,578
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 924
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness:	
Total liabilities	$ 13,852
Aggregate Indebtedness	$ 13,852
Percentage of Aggregate Indebtedness to Net Capital	28 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 28,097
Increase in equity from income statement	21,481
Net capital per above	$ 49,578

See Independent Auditors' Report.

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey



REILLY, PENNER & BENTON LLP
Certified Public Accountants & Consultants
www.rpb.biz

Thomas G. Wieland
Michael W. Van Wagenen
David A. Grotkin

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
EZ Stocks, Inc.

In planning and performing our audit of the financial statements of EZ Stocks, Inc. for the year ended March 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EZ Stocks, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

611 North Broadway, Suite 300 Milwaukee, Wisconsin 53202 414-271-7800 (Fax) 414-271-6005

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of EZ Stocks, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

Bank Reconciliation

During the audit, we noted that the Company's checking account had not been reconciled as of March 31, 2006. In order to maintain controls and the accuracy of financial reporting, it is important that the checking account be reconciled on a monthly basis.

Reporting

We noted that the amounts reported on the Company's Focus report for the quarter ended March 31, 2006 did not agree with the general ledger. In the future, amounts reported quarterly should be taken from the Company's accounting records.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except as noted above, the Company's practices and procedures were adequate at March 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

May 19, 2006

END